Type:   425
Sequence: 1
Description:  Company Presentation to Conestoga Employees


                                                           Filed by: NTELOS Inc.
NTELOS                                                Pursuant to Rule 425 under
                                                      the Securities Act of 1933
Photo of products and customers.                    Subject Company: NTELOS Inc.
                                                   Commission File No. 000-16751

Vision Statement
----------------

 . Provide integrated, value - added communications products and services across contiguous regional markets in the Mid - Atlantic region.

 . Fulfill the expectations of our customers to become the communications provider of choice.

 . Provide growth in shareholder value by capitalizing on market opportunities and technological advances.

 . Offer employees opportunities for career development, recognition for their contributions, and opportunities for participation in the operation and ownership of the company.

 . Be perceived by customers, employees, shareholders, regulators, and communities as a company known for its unmatched level of excellence.

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

Company Overview
-----------------

 .  Regionally-focused ICP concentrating on high-growth sectors
   -  PCS: 10.3mm pops
   -  Internet: 60 markets
   -  Wireline: CLEC (12 markets)
                Long Haul
                ILEC (3 markets)

 .  Long operating history, founded in 1897
   -  Public for over 30 years
   -  Wireless service since 1991

 .  Strong Local presence and brand

 .  Facilities-based

 .  Fully integrated operational support systems

 .  Established "mid-stage" telco
   -  391,000 customers
   -  Over $510mm CAPEX from 1996-2000
   -  Positive EBITDA

 .  Fully-Funded Business Plan

Map of Virginia, West Virginia, Maryland, Portions of Tennessee, Portions of North Carolina, Portions of Ohio, and Portions of Pennsylvania

PCS, CLEC and Internet
PCS & ISP
PCS
ILEC

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

Extensive Distribution Channels
-------------------------------

o  Company-Owned Retail Stores
   -  47 current
   -  55 by end-of-year 2001

o  Direct Sales Force
   -  223 retail representatives
   -  60 account executives

o  Indirect Sales
   -  350 agent locations

o  Inside Sales
   -  Now selling for all markets
   -  2,434 gross adds in 2Q 01

Photo of retail center.

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

Branding
--------

[Photo of NTELOS brand]

More ways to bring more people together.

Organization Structure
----------------------

[Chart]

James Quarforth - Chief Executive  Officer

     Carl Rosberg - Executive Vice President, Chief Operating Officer

          Wireless Sales
          Wireless Operations
          Wireless Marketing

     Warren Catlett - Senior Vice President Corporate Development

     Donna Persing  - Senior Vice President Support Services

          Customer Care
          Human Resources
          Sales Development
          Transition

     Mike Moneymaker - Senior Vice President, Chief Financial Officer

     Mary McDermott  - Senior Vice President, Legal and Regulatory Affairs

     Dave Maccarelli - Senior Vice President, Chief Technical Officer

          Information  Technology
          Engineering
          Purchasing and Facilities
          Billing and Revenue

     Allen Layman - President, Chairman of the Board

          Conestoga Enterprises
          NTELOS Wireline Sales
          NTELOS Wireline Operations
          NTELOS Wireline Marketing

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

Values
------

 .    Integrity
 .    Teamwork
 .    Individual Growth
 .    Customer Focus

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

Conestoga Opportunity
--------------------------------------------------------------------------------
NTELOS/Conestoga Combination Creates the Premier Regional ICP

       Scale Greater market recognition, liquidity, access to capital, critical mass and economies of scale

   Asset Portfolios    Similar strategic business focus on wireline and
                       wireless operations

    Geographic Fit     Complementary geographic markets (both in wireless and
                       wireline businesses); platform for growth in PA

     Management &      Established and strategic workforce - a catalyst for
      Employees        continued growth

  Culture & Values     Common culture and values facilitating integration;
                       commitment to communities

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

Pro Forma Financial Analysis
================================================================================
Premiere Mid-Atlantic ICP


6-months ended 6/30/01    NTELOS          Conestoga          Combined
--------------------------------------------------------------------------------

Revenues ($MM)/1/          214.4            90.8               305.2

EBITDA ($MM)/1/             18.0            29.6                47.6

Total Assets ($MM)       1,187.8           192.3             1,380.1

ILEC/CLEC Customers       78,447          97,985             176,432

Total Customers/2/       391,705         146,073             537,778

Employees/3/               1,340             351               1,691


/1/ Annualized based on first half 2001 actual results. NTELOS revenue & EBITDA for the first 6 months of 2001 is pro forma to include full results from R&B Communications and the West Virginia PCS Alliance for first quarter 2001.

/2/ Excludes 18,383 wireless PCS customers reported by Conestoga at 6/30/01.

/3/ Excludes 47 wireless employees.

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

NTELOS

Photo of products and customers.

Wireline Overview
------------------


           ILEC                                            CLEC
           ----                                            ----
o  51,938 residential/business                 o  26,509 business access lines
   access lines                                o  12 markets; 19 COs
o  Leading ILEC service provider in Virginia   o  Interconnection agreements in
   as ranked by SCC                               VA, WV and TN with Sprint and
                                                  Verizon


        Internet                     Network Fiber
       --------                     -------------
o  64,801 customers          o  1,500 route miles deployed
o  2,297 DSL Customers       o  32,000 Fiber miles
o  60 markets                o  connectivity to major retail cities
o  Dial-up access in
   all Markets
o  DSL in 21 markets

              100% digital platform with best-in-class equipment
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

Network
--------------------------------------------------------------------------------
 . 1,500 route miles; 32,000 fiber miles

 . Connectivity to major retail cities

 . Differentiating characteristics
   - Wholesale Revenue Stream: $9.1 MM annually/1/
   - EBITDA: $7.3 MM annually, 80% margin/1/
   - Significant operating cost reduction
   - Significant increase in reliability




/1/ Based on actual 1H01 run rate

    Map of Virginia, West Virginia, Maryland, Portions of Tennessee, Portions of North Carolina, Portions of Ohio, and Portions of Pennsylvania showing network that is:

         In Service
         Planned for 2001
         Future

Wireline: Operating Strategy
----------------------------------

o  ILEC
   o  No competition in ILEC market to date, despite deregulation
   o  ILEC operates under small company status, which is lightly regulated

o  CLEC
   o  Hybrid facilities-based/ "edge out" strategy
   o  Leverage our fiber optic network, ILEC switching platform & brand
   o  Target businesses with bundled service offerings - PCS emphasized

o  Internet/DSL
   o Broad product offering of fast and reliable services
   o DSL offered in a growing number of markets in three states

o  Network Fiber
   o Wholesale Revenue Stream
   o Significant operating cost reduction
   o Significant increase in reliability

Wireline: Key Statistics
------------------------

Customer/Lines
--------------
($000s)

[Graph]

        CLEC      ISP/DSL       ILEC        Total
        ----      -------       ----        -----
1Q 00   13.3       56.6         50.6        120.5
2Q 00   17.4       59.3         51.4        128.1
3Q 00   18.1       59.6         51.7        129.4
4Q 00   20.5       62.9         51.9        135.3
1Q 01   23.7       65.8         51.8        141.3
2Q 01   26.5       67.1         51.9        145.5


Revenues and EBITDA
-------------------
($MM)

[Graph]

       EBITDA        Revenues
       ------        --------
1Q 00   7.2           17.6
2Q 00   7.1           18.5
3Q 00   7.6           19.0
4Q 00   8.3           20.4
1Q 01   9.8           22.4
2Q 01   9.4           21.9

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

NTELOS

Picture of products and customers.

TRANSITION OBJECTIVE
--------------------------------------------------------------------------------


Develop and implement an integration plan that is transparent to our customers and improves our efficiencies by capitalizing on our best practices.

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

TRANSITION PROCESS
================================================================================

Project Management Approach

o Create a Transition Team comprised of subject matter experts from Conestoga and NTELOS.

o   Develop a detailed list of activities and associated dates.

o   Actively manage to project schedule.

TRANSITION EXPERIENCE
================================================================================

o   ISPs

o   PrimeCo, Virginia Holdings.

o   Information Services, Inc.

o   R & B Communications.

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

NTELOS

Picture of products and customers




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

Benefits
-------------------------------------------------------------------------------

As we become members of the NTELOS family we will notice some differences in our benefit coverage. Significant differences--NO! but differences come with change and we are asking you to keep an open mind and be flexible in your thinking.

I think we will all agree that we currently enjoy an excellent benefits package, and, once the transition has been completed we will still have an excellent benefits package. There has already been a thorough comparison of the benefits provided by CEI and those provided by NTELOS. In the aggregate the plans are equivalent with some of the benefits offered by NTELOS better in some areas and some benefits offered by CEI better in other areas, while some areas are exactly the same. Overall our benefits will be extremely close to our coverage we have now. We don't expect any benefit plan changes until June 1, 2002 which is the beginning of our new benefit plan year. We will conduct meetings well in advance of that date to fully explain any changes which will be effective June 1st.


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

NTELOS

Picture of products and customers

Human Resources Transition
-------------------------------------------------------------------------------

o   Mission Statement

    Offer employees opportunities for career development, recognition for their contributions and opportunities for participation in the operation and ownership in the company.

o   Job Security

    NTELOS has never had a layoff as a result of a reorganization or economic downturn.

o   Career Opportunities

    2000 New Hires - 526                      2001 YTD New Hires - 249
    2000 Promotions - 204                      2001 YTD Promotions - 123

o   Employee Stock Purchase Plan


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

Forward-Looking Statements
-----------------------------

The Company wishes to caution readers that forward-looking statements made by the Company are based on a number of assumptions, estimates and projections. These statements are not guarantees of future performance and involve risks and uncertainties, including those set forth in reports filed by the Company with the Securities and Exchange Commission, and any significant deviations from these assumptions could cause actual results to differ materially from those in forward-looking statements. The Company undertakes no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ NTELOS' REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS RELATING TO THE MERGER TRANSACTION DESCRIBED ABOVE, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When these other documents relating to the transaction are filed with the Commission, investors and security holders may obtain a free copy at the Commission's web site at www.sec.gov. The documents filed with the Commission by NTELOS may also be obtained for free from NTELOS by directing a request to NTELOS Inc., P.O.Box 1990, Waynesboro, Virginia 22980, Attn: Investor Relations, telephone: (540) 946-3500. Certain of these documents may also be available on NTELOS' website at www.ntelos.com. READ THE DEFINITIVE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.